UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: June 30, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

CareMax, Inc.

Full name of Registrant

Deerfield Healthcare Technology Acquisitions Corp.

Former name if Applicable

1000 NW 57 Court, Suite 400

Address of Principal Executive Office (Street and number)

Miami, FL 33126

City, State and Zip Code

PART II—RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CareMax, Inc. (the “Company”) plans to file its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2021 (the “Quarterly Report”) with the Securities and Exchange Commission (“SEC”) as soon as practicable and within the five calendar day period provided by Rule 12b-25 for delayed filings.

As previously disclosed, on June 8, 2021, the Company completed its business combination with CareMax Medical Group, L.L.C., a Florida limited liability company (“CMG”), and IMC Medical Group Holdings, LLC, a Delaware limited liability company (“IMC”), whereby the Company acquired 100% of the equity interests of CMG and IMC, with CMG and IMC becoming wholly owned subsidiaries of the Company (the “Business Combination”), and the Company simultaneously completed a financing transaction involving the sale of an aggregate of 41,000,000 shares of the Company’s Class A common stock (the “PIPE Investments” and together with the Business Combination, the “Business Combination Transactions”).

The Business Combination was accounted for as a reverse recapitalization by which CMG issued equity for the net assets of the Company accompanied by a recapitalization (the “Reverse Recapitalization”). Further, CMG was determined to be the accounting acquirer in the acquisition of IMC (the “IMC Acquisition”), which was accounted for using the acquisition method of accounting. Additionally, as previously disclosed, on June 18, 2021, IMC completed the acquisition of 100% of the issued and outstanding equity interests of Senior Medical Associates, LLC, a Florida limited liability company, and Stallion Medical Management, LLC, a Florida limited liability company (“the SMA Acquisition”).

Due to the timing of the completion of the Business Combination Transactions and the SMA Acquisition, and the complexity of accounting for the Business Combination Transactions, the Company requires additional time to complete the financial statements and the accompanying notes disclosed in the Quarterly Report.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Kevin Wirges	(786)	360-4768
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒  Yes    ☐  No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Quarterly Report will reflect the Reverse Recapitalization and the IMC Acquisition, in each case with CMG as the accounting acquirer, as of June 8, 2021. The Quarterly Report will also reflect the SMA Acquisition with CMG as the accounting acquirer as of June 18, 2021. The Business Combination Transactions and the SMA Acquisition have resulted in a significant change in the results of operations from those of CMG, as the accounting acquirer, for the corresponding period during its last fiscal year. The Company’s second quarter 2021 net loss was $7.4 million, as compared to CMG’s second quarter 2020 net income of $3.5 million. This includes higher operating expense, accounting for the combined businesses of CMG, IMC and SMA, including corporate, general & administrative expense of $8.9 million for the second quarter 2021, which includes certain expenses related to the Business Combination, as compared to CMG’s corporate, general & administrative expense of $1.5 million for second quarter 2020.

Forward-Looking Statements

This notice contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended. The Company’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s expectations with respect to future performance, net income and the timing of the filing of its Quarterly Report on Form 10-Q for the second quarter 2021. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Many of these factors are outside the Company’s control and are difficult to predict. Important risks and uncertainties that could cause the Company’s actual results and financial condition to differ materially from those indicated in forward-looking statements include, among others, the Company’s ability to successfully integrate the businesses of CMG, IMC and SMA; the impact of COVID-19 or any variant thereof on the Company’s business and results of operation; the availability of sites for medical facilities and the costs of opening such medical facilities; changes in market or industry conditions, regulatory environment, competitive conditions, and receptivity to the Company’s services; the Company’s ability to continue its growth, including in new markets; changes in laws and regulations applicable to the Company’s business, in particular with respect to Medicare Advantage and Medicaid; the Company’s ability to maintain its relationships with health plans and other key payers; any delay, modification or cancellation of government contracts; the Company’s future capital requirements and sources and uses of cash, including funds to satisfy its liquidity needs; the Company or any other party’s ability to fulfill contractual obligations; and the Company’s ability to recruit and retain qualified team members and independent physicians.

CareMax, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	August 17, 2021	By:	/s/ Kevin Wirges
Kevin Wirges
Executive Vice President, Treasurer and Chief
Financial Officer